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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on November 26, 2025, titled “Alarum Technologies Reports Record Third Quarter Revenue Growth of 81% to $13 Million Driven by Surging Demand from Leading AI Model Developers”, announcing the Registrant’s financial results for the three- and nine-month periods ended September 30, 2025.

The paragraphs titled “Selected Third Quarter 2025 Operating Trends”, “Business Highlights”, “Third Quarter and First Nine Months of 2025 Financial Analysis,” “Forward-Looking Statements” and the IFRS financial information in the press release attached hereto as Exhibit 99.1, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Alarum Technologies Ltd. on November 26, 2025, titled “Alarum Technologies Reports Record Third Quarter Revenue Growth of 81% to $13 Million Driven by Surging Demand from Leading AI Model Developers”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd.
(Registrant)

Date: November 26, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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